

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Lewis Andrews
President
Premier Oil Field Services, Inc.
270 Southern Drive
Royce City, Texas 75189-5704

> **Re:** **Premier Oil Field Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-168089**

Dear Mr. Andrews:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please monitor the need to update your financial statements and related disclosure, in accordance with Rule 3-12 of Regulation S-X.

2.   Please update your table of contents, and be sure that it is located on either the inside front or outside back cover page of the prospectus.

Cover Page

3.   Please include and check the box indicating that you are a smaller reporting company.

4.   Please revise your cover page to state that you have not made any arrangements to place the funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K. In addition, provide a related risk factor.

Prospectus Summary, page 2

Our Company, page 2

5.   In the last paragraph of this section, you state that, in Note 6 to your financial statements,
        your "independent accountants discuss a substantial doubt that [you] can continue as a
        going concern." However, your accountants' expression of this doubt is contained in
        their report on page F-13 of the filing. Your disclosure in Note 6 to your financial
        statements is meant to express your view of your ability to continue as a going concern.
        Accordingly, please revise your disclosure to eliminate this inconsistency. Additionally,
        we note that you make this same disclosure several times throughout the filing. Please
        ensure that corresponding revisions are made to each similar disclosure.

Summary Financial Data, page 3

6.   In the line item indicating your "Stockholders' Equity," please re-label this description to
        indicate "Stockholders' Equity/(Deficit)," as your most recent period presented reflects a
        deficit balance. Please ensure that corresponding revisions are made to any similar
        disclosures throughout your filing.

Risk Factors, page 4

7.   You identify a number of risks in your Business and MD&A sections that do not appear
        under Risk Factors. Please revise your Risk Factors section to include, as you state in the
        opening paragraph, all known or anticipated material risks.

The nature of our business is dependent on a number of factors, page 4

8.   Please remove this risk factor and list all risks separately. Each risk factor must be set
        forth under a subcaption that adequately describes the risk.

Plan of Distribution, page 7

9.   We note your statement that "Changes in the material terms of this offering and the
        effective date of this registration statement will terminate the original offer and
        subscribers would then be entitled to a refund." Please revise to clarify that, with the sole
        exception of the extension of the offering period beyond January 15, 2011, any
        modifications to the terms of the offering will require you to return all proceeds to the
        investors and institute a new offer by means of a post-effective amendment or another
        filing. With respect to the extension of the offering period beyond January 15, 2011,
        please disclose that you will file a post-effective amendment informing purchasers that
        their money will be refunded pursuant to the terms described in the prospectus unless
        they make an affirmative statement that they wish to subscribe to the extended offer.

10.   Please disclose whether your sole officer and director will be able to purchase securities in order to meet the minimum subscription. If so, please disclose the amount of securities that may be purchased and, where such amount is material, include risk factor discussion.

Description of Business, page 10

11.   Provide further explanation and the basis for your statement that "CTM work-over motors have a proven record of reliable operation and exceptional drilling performance."

12.   We note your reference to "Drilling services" in the last paragraph of page 10. Please clarify what this refers to and whether you provide services, products for sale, or both.

13.   Your disclosure here indicates that you primarily generate revenue from the sale of motors designed for work-over and coil tubing drilling. However, the disclosure in other sections of your filing suggests that you primarily generate revenue from drilling services. For example, your revenue concentration disclosure on page F-25 states that "approximately 44.8% of the Company's revenue for the year ended December 31, 2009 was generated from services performed for an entity controlled by the Company's Chief Executive Officer." In addition, your material changes in results of operations discussion on page 16 indicates that revenues are primarily generated from services, not the sale of products. Please revise your description of business disclosure to clarify how you generate revenue. Please disclose the percentage of your revenue that is generated from services and the sale of products.

14.   Include a discussion of your relationship with the "smaller oil fields" mentioned on page 16 in your MD&A.

15.   Discuss the sources, or the production, of your products and equipment.

Dependence on One or a Few Major Customers, page 11

16.   We note you had three customers in 2009 and 2008, from which you derived the majority of your revenues. Please expand your disclosure to provide the names of each major customer from whom you derived more than 10% of your total revenues, as required by Item 101(C)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required. File any contracts with these customers or explain why the loss of the two smaller customers would not have a material adverse effect on you. Please also refer to comment 26 below regarding your largest customer.

Government Regulation, page 11

17.   Explain the purpose of including the Oil & Gas Journal's article in your registration statement. Clarify your connection to any drilling processes that you anticipate may become subject to further scrutiny by government regulators. Explain your involvement in offshore oil and gas activities.

18.   Please confirm that by providing a third-party website address in your registration
        statement you are adopting the content of the website and willing to accept
        antifraud liability under the applicable securities laws for the content of the website. In
        addition, we note that this website requires a paid subscription in order to access it.
        Please provide us with a copy of the article. As this article is not freely available to the
        public, please file the consent of the author as an exhibit to the registration statement.
        Alternatively, remove the website address and reference from the registration statement.

Industry and Competitors, page 12

19.   Quantify the impact of your "improved equipment utilization." If this contributed to a
        material change, include this in your discussion of Results of Operations in your MD&A.

Furutre [*sic*] Indebtedness & Financing, page 14

20.   Clarify whether receiving the minimum amount of funds from this offering will address
        the cash flow and liquidity problems you mention in the fourth paragraph of this page. In
        this regard, we note your statement on pages 4 and 15 that if you raise the $60,000
        minimum amount from this offering, you will meet your liquidity needs for the next 12
        months. Given that you had a working capital deficit of $214,912 at March 31, 2010,
        please clarify your liquidity needs and how the $60,000, if raised, will address these
        needs for the next 12 months. Please provide this information in all relevant places in the
        prospectus where you have discussed your capital needs.

Legal Proceedings, page 14

21.   Your disclosure states that you were served with a lawsuit from National Oilwell Varco
        LP, which you assert is without merit, as the services in question were not requested or
        performed by National Oilwell Varco LP. You also state that, in order to be
        conservative, you have accrued an amount that will fully cover the lawsuit and all legal
        expenses related to the lawsuit. Please clarify how your accounting for this contingency
        complies with FASB ASC Topic 450-20-30. In this regard, explain how you determined
        that the loss is probable and clarify how you estimated the loss. In addition, explain how
        you determined that it is appropriate to accrue for the potential legal costs as opposed to
        recording the costs as incurred.

22.   Disclose the name of the court in which your lawsuit is pending and the date it was
        instituted.

Management's Discussion and Analysis, page 15

23.   In the penultimate paragraph of page 9, you refer to a detailed discussion of the use of
        proceeds. Provide that discussion in this section, and explain how each funding scenario
        will affect your capital resources, liquidity, and financial results.

Lewis Andrews
Premier Oil Field Services, Inc.
August 11, 2010
Page 5

Liquidity, page 15

24.   You state in the penultimate paragraph of page 9 that you "do not plan to use any of the
       proceeds to pay off debts owed by the Company." Discuss the sources you plan to use to
       pay your debts, both short-term and long-term.

Results for the Three Months Ended March 31, 2010, page 16

25.   Please clarify the statement in this section and similar statements in other sections that the
       reduction in revenue is due to the "continued deterioration of the small oil field
       production volume." Please explain if this was related to one or more oil fields and the
       names of the customers or owners of that oil field. Clarify whether the "deterioration"
       was a result in the closing of the oil fields or the reduction in volume or some other
       reason. If known, please discuss the reasons for the closing or reduction. For example,
       explain whether the fields were no longer "economically viable" because of resource
       depletion, competitive pricing, decreased demand, or some other factor.

Interest of Management and Others in Certain Transactions, page 18

26.   We note your disclosure on pages F-12 and F-25 that 49% and 44.8% of the company's
       revenues for the three months ended March 31, 2010 and the year ended December 31,
       2009, respectively, was generated from services performed by an entity controlled by the
       company's CEO. Please include detailed information of this and any other related party
       transactions in this section, including how the terms of these services were determined.
       Please file any agreements between the company and this entity or any other related
       parties. Finally, please include a risk factor addressing your dependence on this entity
       and the conflicts of interests that may arise. In that new risk factor or another risk factor,
       please also discuss your dependence on your other two major customers.

Capitalization, page 20

27.   In your tabular presentation, you indicate that your total capitalization, as of March 31,
       2010, amounted to ($194,131). Please provide us with the underlying calculation that
       supports your determination of this amount.

Financial Statements, page F-1

Balance Sheet, page F-1

28.   In the line item indicating your "Total Stockholders' Equity," please re-label this
       description to indicate "Total Stockholders' Equity/(Deficit)," as your most recent period
       presented reflects a deficit balance. Also, correct the spelling of "Stockholders."

Statements of Operations, page F-2

29.   It appears that the gross profit measures you present in your statements of operations may inappropriately exclude depreciation expenses attributable to cost of sales. Please clarify how your presentation complies with SAB Topic 11:B which states, "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." If you have improperly excluded depreciation and amortization from cost of sales, please explain to us how you plan on correcting this.

Statements of Cash Flows, page F-3

30.   Please label this statement as "unaudited" in your next amendment.

31.   The subtotal for "Cash Flows from Investing Activities" should be re-labeled to reflect that cash was "provided by" such activities in 2009.

Note 1 – Nature of Activities and Significant Accounting Policies, page F-5

Nature of Activities, History and Organization, page F-5

32.   In the third paragraph, in which you describe the recapitalization event, you state, "The financial statements have been prepared as if Premier had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock." Please correct this to reflect that CTM, rather than Premier, is reflected as having always been the reporting company. Additionally, we note that you make this same disclosure several times throughout the filing. Please ensure that corresponding revisions are made to each similar disclosure.

Significant Accounting Policies, page F-5

33.   Please provide a disclosure of your accounting policy for fixed assets and the corresponding depreciation method(s) used, including the estimated lives of the major categories of your fixed assets. Refer to FASB Topic 235-10-50-4, for additional guidance.

Report of Independent Registered Public Accounting Firm, page F-13

34.   Please tell us why your accountant referenced management's assertion on the effectiveness of internal control over financial reporting in the third paragraph of their report, as we were unable to locate this assertion in your filing.

Note 5 – Income Taxes, page F-23

35.   Please tell us what consideration you gave to the policy disclosure requirements of FASB ASC Topic 740-50-19, and why, if true, you concluded that such disclosures were unnecessary.

36.   In the last sentence of the first paragraph of your disclosure, you state, "Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is deemed more likely than not to be realized." Please revise your disclosure to indicate that "it is <u>not</u> deemed more likely than not to be realized." Please ensure that corresponding revisions are made to any similar disclosures made throughout your filing.

Note 8 – Recent Accounting Pronouncements, page F-24

37.   Please expand your disclosure to indicate management's evaluation and expectation of impacts, if any, from the new pronouncements disclosed here. Refer to SAB Topic 11:M, for additional guidance.

Undertakings, page II-2

38.   Please revise your undertakings to contain the exact language of the applicable paragraphs of Item 512 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Delaney at (202) 551-3863 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Bradley D. Harrison